11016370

M.9.3/15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 28 2011

Washington, DC
110

SEC FILE NUMBER
8-65393

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Lane, Berry & Co. International, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Franklin St., Suite 2200
(No. and Street)

Boston	**Massachusetts**	**02110**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard B. Franz, II **727-567-1000**
(Area Code . Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name - *if individual, state last, first, middle name*)

100 North Tampa Street	**Suite 1700**	**Tampa**	**Florida**	**33602**
(Address)	(City)	(State)	(Zip Code)	

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/10

OATH OR AFFIRMATION

I, Richard B. Franz, II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lane, Berry & Co. International, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

Notary Public State of Florida
Karen B Wachtel
My Commission DD846078
Expires 02/21/2013

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

LANE, BERRY & CO. INTERNATIONAL, LLC
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2010

TABLE OF CONTENTS

KPMG

KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602-5145

Telephone +1 813 223 1466
Fax +1 813 229 3976
Internet www.us.kpmg.com

Report of Independent Registered Public Accounting Firm

The Member
Lane, Berry & Co. International, LLC:

We have audited the accompanying statement of financial condition of Lane, Berry & Co. International, LLC (a wholly owned subsidiary of Raymond James Financial, Inc.) (the Company) as of December 31, 2010, and the related statements of operations, changes of member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lane, Berry & Co. International, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 25, 2011
Certified Public Accountants

LANE, BERRY & CO. INTERNATIONAL, LLC
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF FINANCIAL CONDITION
December 31, 2010

Assets		
Cash	$	202,277
Total Assets	$	202,277
Liabilities and Member's Equity		
Accounts Payable to Affiliate	$	4,854
Accrued Expenses		25,000
Total Liabilities		29,854
Member's Equity		172,423
Total Liabilities and Member's Equity	$	202,277

See Accompanying Notes to Financial Statements.

LANE, BERRY & CO. INTERNATIONAL, LLC
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2010

Expenses:		
Professional Fees	$	28,457
Regulatory Fees		14,600
Other expenses		520
Total Expenses		43,577
Net Loss	$	(43,577)

See Accompanying Notes to Financial Statements.

LANE, BERRY & CO. INTERNATIONAL, LLC
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2010

Balance at December 31, 2009	$	116,000
Capital Contributions by Member		100,000
Net Loss		(43,577)
Balance at December 31, 2010	$	172,423

See Accompanying Notes to Financial Statements.

LANE, BERRY & CO. INTERNATIONAL, LLC
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2010

Cash Flows from Operating Activities:		
Net Loss	$	(43,577)
Increase (Decrease) in Operating Liabilities:		
Accounts Payable to Affiliate		4,854
Accrued Expenses		(8,000)
Net Cash Used in Operating Activities		(46,723)
Cash Flows from Financing Activities:		
Capital Contributions from Member		100,000
Net Cash from Financing Activities		100,000
Net Increase in Cash		53,277
Cash at Beginning of Year		149,000
Cash at End of Year	$	202,277

See Accompanying Notes to Financial Statements.

LANE, BERRY & CO. INTERNATIONAL, LLC
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS:

Lane, Berry & Co. International, LLC (the "Company") was organized under the laws of the Commonwealth of Massachusetts on December 17, 2001. Under this form of organization, the member's liability for the debts of the Company is limited. The Company was a wholly-owned subsidiary of Lane Berry Holdings, LLC through May 21, 2009. On May 22, 2009, the Company was acquired by Raymond James Financial, Inc. ("RJF"). The Company, a broker-dealer registered with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company does not carry customer accounts and is accordingly exempt from Rule 15c3-3 of the Securities and Exchange Act of 1934 (the Customer Protection Rule) pursuant to provision k(2)(i) of that rule.

As a result of RJF's acquisition of the Company during 2009, RJF integrated the Company's then existing business operations into its own existing broker-dealer subsidiary operations and ceased all of its operations. Accordingly, the Company has had no employees at any time during 2010.

The financial statements are prepared in conformity with U.S. generally accepted accounting principles. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and could have a material impact on the financial statements.

NOTE 2 – RELATED PARTY TRANSACTIONS:

Raymond James & Associates ("RJA"), a wholly-owned subsidiary of RJF, makes payments to outside vendors on behalf of the Company. The Company reimburses RJA for such payments on a timely basis and the amount due to RJA at December 31, 2010 is $4,854.

NOTE 3 – INCOME TAXES:

The Company is treated as a disregarded entity for U.S. federal and state income tax purposes and the results of its operations are included in RJF's U.S. federal and state income tax returns. During this period, RJF has not allocated to the Company its share of income tax expense/benefit as it is disregarded for U.S. tax purposes.

The analysis of uncertain tax positions is the responsibility of RJF. RJF's policy is to establish reserves or not to recognize tax benefits for uncertain tax positions that are less than more likely than not to be realized.

If the Company had been a separate taxable entity subject to the same tax rules as its parent, the Company would have reported no current tax expense or benefit on its Statement of Operations for the year ended December 31, 2010. The Company would have recorded a deferred tax asset at December 31, 2010 resulting from gross tax effected net operating loss carryforwards for federal and state income tax purposes of approximately $16,000, which would be available to reduce future taxes, if any. A valuation allowance for the year ended December 31, 2010 would have been recorded for the net operating losses generated from the Company's federal and state income tax filings due to management's belief that, based on the Company's historical operating income, projection of future taxable income, scheduled reversal of taxable temporary differences, and tax planning strategies, it is more likely than not that the loss carryforwards would expire unutilized.

NOTE 4 - NET CAPITAL REQUIREMENTS:

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934. The Company, as a non-clearing member of FINRA, is also subject to the rules of FINRA, whose requirements are substantially the same. Rule 15c3-1 requires the maintenance of minimum net capital which is the greater of $100,000 or 6 2/3% of total aggregate indebtedness and requires that the amount of indebtedness to net capital shall not exceed 15 to 1. At December 31, 2010, the Company had no aggregate indebtedness and therefore the minimum net capital of $100,000 applies.

	December 31, 2010
Net Capital	$ 172,423
Less: Required Net Capital	(100,000)
Excess Net Capital	$ 72,423

SCHEDULE I

LANE, BERRY & CO. INTERNATIONAL, LLC
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15C3-1
December 31, 2010

Member's Equity	$	172,423
Net Capital		172,423
Minimum Net Capital:		
The Greater of $100,000 or 6 2/3% of Aggregate Indebtedness		100,000
Excess Net Capital	$	72,423

No material differences exist between the above computation included in Lane Berry's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2010, as filed on January 25, 2011.
See Accompanying Report of Independent Registered Public Accounting Firm.

LANE, BERRY & CO. INTERNATIONAL, LLC
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
December 31, 2010

The Company is exempt from customer reserve requirements and providing information relating to the possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exemptive provisions of paragraph (k)(2)(i) of the rule.

No material differences exist between the above computation included in Lane Berry's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2010, as filed on January 25, 2011.
See Accompanying Report of Independent Registered Public Accounting Firm.

KPMG

KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602-5145

Telephone +1 813 223 1466
Fax +1 813 229 3976
Internet www.us.kpmg.com

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Member
Lane, Berry & Co. International, LLC:

In planning and performing our audit of the financial statements of Lane, Berry & Co. International, LLC (a wholly-owned subsidiary of Raymond James Financial, Inc.) (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness; yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2011
Certified Public Accountants

LANE, BERRY & CO. INTERNATIONAL, LLC
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

GENERAL ASSESSMENT RECONCILIATION (FORM SIPC – 7) TO THE
SECURITIES INVESTOR PROTECTION CORPORATION

FOR THE PERIOD JANUARY 1, 2010 TO DECEMBER 31, 2010

SUMMARY OF CONTENTS

KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602-5145

Telephone +1 813 223 1466
Fax +1 813 229 3976
Internet www.us.kpmg.com

Report of Independent Registered Public Accounting Firm
On Applying Agreed-Upon Procedures

The Member
Lane, Berry & Co. International, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Lane, Berry & Co. International, LLC (the Company), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;
3. Noted no adjustments reported in Form SIPC-7 or supporting schedules and workpapers;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2011
Certified Public Accountants

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended ____________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065393 FINRA DEC
LANE BERRY & CO INTERNATIONAL LLC 12*12
225 FRANKLIN ST STE 2200
BOSTON MA 02110-2804

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

TERRY FLASS 727-567-4170

2. A. General Assessment (item 2e from page 2) $ -0-
   B. Less payment made with SIPC-6 filed (exclude interest) ( )
   ______________ Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) ______
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______
   F. Total assessment balance and interest due (or overpayment carried forward) $ -0-
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $______
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LANE, BERRY + CO INTERNATIONAL LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 28TH day of JAN, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JAN 01, 20 10
and ending DEC 31, 20 10
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ - 0 -

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions - 0 -

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions - 0 -

2d. SIPC Net Operating Revenues $ - 0 -

2e. General Assessment @ .0025 $ - 0 -

(to page 1, line 2.A.)